      FORM 3                           U.S. SECURITIES AND EXCHANGE COMMISSION                             OMB APPROVAL
                                                WASHINGTON, D.C. 20549                             OMB Number            3235-0104
                                                                                                   Expires:     September 30, 1998
                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES             Estimated average burden
                                                                                                   hours per response..........0.5
                       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                                     30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person* 2. Date of Event Re- 4. Issuer Name and Ticker or Trading Symbol
                                            quiring Statement
  Chilton, Jr.    Richard         L.        (Month/Day/Year)     Stocker & Yale, Inc. - STKR

  (Last)         (First)        (Middle)                      5. Relationship of Reporting Person(s) to     6. If Amendment,
                                             July 29, 1997       Issuer   (Check all applicable)               Date of Original
                                                                     Director        X   10% Owner             (Month/Day/Year)
                                         3. IRS or Social Se-  -----                -----
  320 Park Avenue                           curity Number of         Officer (give       Other (specify     7. Individual or Joint/
               (Street)                     Reporting Person   -----  title below)  -----       below)         Group Filing (Check
                                            (Voluntary)                                                        Applicable Lines)
                                                                                                               Form Filed by One
  New York         New York       10022                                                                   ---  Reporting Person
 (City)            (State)        (Zip)                        ----------------------------------          X   Form Filed by More
                                                                                                          ---  than One Reporting
                                                                                                               Person

                                                               Table I - Non-Derivative Securities Beneficially Owned
                                                               ------------------------------------------------------
1. Title of Security                             2. Amount of Securities     3. Ownership Form:    4. Nature of Indirect Beneficial
   (Instr. 4)                                       Beneficially Owned          Direct (D) or         Ownership  (Instr. 5)
                                                    (Instr. 4)                  Indirect (I)
                                                                                (Instr. 5)
Common Stock                                          *                          *                     *









Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instructions 5(b)(v).  				    SEC 1473 (7-96)





FORM 3 (CONTINUED) TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)
1. Title of Derivative  2. Date Exercisable and Expiration     3. Title and Amount of    4. Conver-   5. Ownership    6. Nature of
   Security                Date (Month/Day/Year)                  Securities Underlying     sion or      Form of         Indirect
   (Instr. 4)                                                     Derivative Security       Exercise     Derivative      Beneficial
                                                                  (Instr. 4)                Price of     Security:       Ownership
                                                                                            Deri-        Direct (D) or   (Instr. 5)
                                                                                            vative       Indirect (I)
                        Date Exer-  Expiration Date               Title     Amount or       Security     (Instr. 5)
                        cisable                                             Number of
                                                                            Shares










Explanation of Responses:


				                                                                                 August 13, 1997
**  Intentional misstatements or omissions of facts                ----------------------------------------    -------------------
    constitute Federal Criminal Violations.                           **Signature of Reporting Person                 Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                   See page 3




                              Form 3
                        Continuation Sheet


ITEM 1:     Richard L. Chilton, Jr.
            320 Park Avenue
            New York, New York  10022

ITEM 2:     July 29, 1997

ITEM 4:     Stocker & Yale, Inc. - STKR

------------------------------------------------------------------
Instruction 5(b)(v) list of other Reporting Persons:

This statement is being filed by Richard L. Chilton, Jr.  ("Mr.
Chilton") and Chilton Investment Co., Inc. ("Chilton Investment";
together with Mr. Chilton, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 320 Park Avenue, New York, New York, 10022.

Explanation of Responses:

* Mr. Chilton may be deemed to own beneficially and indirectly in the aggregate 257,520 shares of Common Stock. The securities reported herein are owned by the clients of Mr. Chilton. Mr. Chilton disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

Chilton Investment may be deemed to own beneficially and indirectly in the aggregate 480 shares of Common Stock. The securities reported herein are owned by the clients of Chilton
Investment. Chilton Investment disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, if any.


Signatures:

RICHARD L. CHILTON, JR.


          /s/ Richard L. Chilton, Jr.
-----------------------------------------

CHILTON INVESTMENT CO., INC.


By:       /s/ Richard L. Chilton, Jr.
-----------------------------------------
   Name:    Richard L. Chilton, Jr.
   Title:   President